UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Selina Hospitality PLC

(Name of Issuer)

Ordinary Shares, nominal value $0.005 per share

(Title of Class of Securities)

G8059B101

(CUSIP Number)

Giorgos Georgiou

Osprey International Limited

10 Pentelikou, Office 302, 2370

Ayios Dometios

Nicosia, Cyprus

0035799606856

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Geoffrey O’Dea, Esq.

Richard Hughes, Esq.

Goodwin Procter LLP

100 Cheapside

London EC2V 6DY

January 26, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G8059B101

1.	Names of Reporting Persons. Osprey International Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cyprus

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 155,777,897
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 155,777,897

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 155,777,897
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 41.3% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)

Calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Ordinary Shares beneficially owned represent 41.3% of the total ordinary shares of the Issuer. See Item 5.

CUSIP NO. G8059B101

1.	Names of Reporting Persons. Newbridge Associates Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 155,777,897
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 155,777,897

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 155,777,897
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 41.3% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Calculated pursuant to Rule 13d-3 of the Exchange Act. Ordinary Shares beneficially owned represent 41.3% of the total ordinary shares of the Issuer. See Item 5.

CUSIP NO. G8059B101

1.	Names of Reporting Persons. Riverhead Ventures Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 155,777,897
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 155,777,897

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 155,777,897
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 41.3% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Calculated pursuant to Rule 13d-3 of the Exchange Act. Ordinary Shares beneficially owned represent 41.3% of the total ordinary shares of the Issuer. See Item 5.

CUSIP NO. G8059B101

1.	Names of Reporting Persons. The Heritage Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Guernsey

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 155,777,897
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 155,777,897

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 155,777,897
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 41.3% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Calculated pursuant to Rule 13d-3 of the Exchange Act. Ordinary Shares beneficially owned represent 41.3% of the total ordinary shares of the Issuer. See Item 5.

CUSIP NO. G8059B101

1.	Names of Reporting Persons. Trust Corporation of the Channel Islands
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Guernsey

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 155,777,897
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 155,777,897

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 155,777,897
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 41.3% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Calculated pursuant to Rule 13d-3 of the Exchange Act. Ordinary Shares beneficially owned represent 41.3% of the total ordinary shares of the Issuer. See Item 5.

CUSIP NO. G8059B101

1.	Names of Reporting Persons. Trust Corporation Internal Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Guernsey

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 155,777,897
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 155,777,897

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 155,777,897
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 41.3% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Calculated pursuant to Rule 13d-3 of the Exchange Act. Ordinary Shares beneficially owned represent 41.3% of the total ordinary shares of the Issuer. See Item 5.

CUSIP NO. G8059B101

1.	Names of Reporting Persons. Ocorian Financial Services Group (Guernsey) Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Guernsey

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 155,777,897
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 155,777,897

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 155,777,897
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 41.3% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Calculated pursuant to Rule 13d-3 of the Exchange Act. Ordinary Shares beneficially owned represent 41.3% of the total ordinary shares of the Issuer. See Item 5.

CUSIP NO. G8059B101

1.	Names of Reporting Persons. Bramley Interco Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Jersey

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 155,777,897
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 155,777,897

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 155,777,897
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 41.3% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Calculated pursuant to Rule 13d-3 of the Exchange Act. Ordinary Shares beneficially owned represent 41.3% of the total ordinary shares of the Issuer. See Item 5.

CUSIP NO. G8059B101

1.	Names of Reporting Persons. Bramley Topco Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Guernsey

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 155,777,897
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 155,777,897

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 155,777,897
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 41.3% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Calculated pursuant to Rule 13d-3 of the Exchange Act. Ordinary Shares beneficially owned represent 41.3% of the total ordinary shares of the Issuer. See Item 5.

CUSIP NO. G8059B101

1.	Names of Reporting Persons. Orthrus Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Jersey

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 155,777,897
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 155,777,897

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 155,777,897
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 41.3% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Calculated pursuant to Rule 13d-3 of the Exchange Act. Ordinary Shares beneficially owned represent 41.3% of the total ordinary shares of the Issuer. See Item 5.

CUSIP NO. G8059B101

1.	Names of Reporting Persons. Stanford BidCo Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Jersey

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 155,777,897
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 155,777,897

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 155,777,897
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 41.3% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Calculated pursuant to Rule 13d-3 of the Exchange Act. Ordinary Shares beneficially owned represent 41.3% of the total ordinary shares of the Issuer. See Item 5.

CUSIP NO. G8059B101

1.	Names of Reporting Persons. Stanford MidCo Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Jersey

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 155,777,897
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 155,777,897

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 155,777,897
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 41.3% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Calculated pursuant to Rule 13d-3 of the Exchange Act. Ordinary Shares beneficially owned represent 41.3% of the total ordinary shares of the Issuer. See Item 5.

CUSIP NO. G8059B101

1.	Names of Reporting Persons. Stanford HoldCo Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Jersey

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 155,777,897
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 155,777,897

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 155,777,897
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 41.3% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Calculated pursuant to Rule 13d-3 of the Exchange Act. Ordinary Shares beneficially owned represent 41.3% of the total ordinary shares of the Issuer. See Item 5.

Item 1. Security and Issuer

This Schedule 13D (the “Schedule 13D”) relates to the Ordinary Shares, nominal value $0.005064 per share (the “Ordinary Shares”) of Selina Hospitality PLC, a company organized under the laws of the United Kingdom (the “Issuer”). The principal executive offices of the Issuer are located at 6th Floor, 2 London Wall Place, Barbican, London EC2Y 5AU, United Kingdom.

Item 2. Identity and Background

(a) and (f). This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”):

1.	Osprey International Limited, incorporated under the laws of Cyprus, registered with the Register of Companies (“Osprey”),

2.	Newbridge Associates Limited, a company organized under the laws of the British Virgin Islands (“Newbridge”),

3.	Riverhead Ventures Limited, a company organized under the laws of the British Virgin Islands (“Riverhead”),

4.	The Heritage Trust, a trust established under the laws of Guernsey (“Heritage”),

5.	Trust Corporation of the Channel Islands, a corporation organized under the laws of Guernsey (the “TCCI”),

6.	Trust Corporation International Limited, a corporation organized under the laws of Guernsey (“TCIL”),

7.	Ocorian Financial Services Group (Guernsey) Limited, a corporation organized under the laws of Guernsey (“OFSG”),

8.	Bramley Interco Limited, a corporation organized under the laws of Jersey (“Interco”),

9.	Bramley Topco Limited, a corporation organized under the laws of Guernsey (“Topco”),

10.	Orthrus Limited, a corporation organized under the laws of Jersey (“Orthrus”),

11.	Stanford BidCo Limited, a corporation organized under the laws of Jersey (“SBC”),

12.	Stanford MidCo Limited, a corporation organized under the laws of Jersey (“SMC”), and

13.	Stanford HoldCo Limited, a corporation organized under the laws of Jersey (“SHC”).

The Reporting Persons have entered into an agreement of joint filing, a copy of which is attached hereto as Exhibit A.

(b) and (c). The managing member of Osprey is Newbridge. The sole member of Newbridge is Riverhead. The sole member of Riverhead is Heritage. The sole trustee of Heritage is TCCI. The sole member of TCCI is TCIL. The managing member of TCIL is OFSG. The sole member of OFSG is Interco. The sole member of Interco is Topco. The sole member of Topco is Orthrus. The sole member of Orthrus is SBC. The sole member of SBC is SMC. The sole member of SMC is SHC. The board of directors of SHC is comprised of Maria Florencia Kassai (a Hungarian citizen), George Collier (a United Kingdom citizen), Frederik van Tuyll van Serooskerken (a Dutch citizen), and Nicholas Cawley (a United Kingdom citizen). The principal business of each of the Reporting Persons is to invest in securities. The principal business office of Osprey is Pentelikou 10, Office 302, 2370 Ayios Dometios, Nicosia, Cyprus. The principal business office of Newbridge is 3rd Floor, J&C Building, P.O. BOX 362, Road Town, Tortola, VG1110, British Virgin Islands. The principal business office of Riverhead is Trident Chambers, PO Box 146, Road Town, Tortola, British Virgin Islands. The principal business office of Heritage, TCCI, TCIL, OFSG, and Topco is 2nd Floor, Trafalgar Court, Les Banques, St Peter Port, Guernsey GY1 4LY. The principal business office of Interco, Orthrus, SBC, SMC, and SHC is 26 New Street, St Helier, Jersey JE2 3RA.

(d) and (e). None of the Reporting Persons has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The responses to Item 4 and Item 6 of this Schedule 13D are incorporated herein by reference.

Item 4. Purpose of Transaction

The responses to Item 3 and Item 6 of this Schedule 13D are incorporated herein by reference.

Board Observer and Independent Director Nomination Rights

On January 25, 2024, the Issuer entered into an investors’ rights agreement with Osprey (the “Osprey Investor Rights Agreement”), pursuant to which Osprey has the ability to designate by notice in writing to the Issuer individuals who will comprise the majority of the Issuer’s Board of Directors (the “Board”), as well as the chair of the Issuer and at least a majority of the members of each of the Issuer’s compensation committee, finance committee and nominating and corporate governance committee, subject to the observance of certain ongoing governance requirements. The Osprey Investor Rights Agreement contains customary provisions regarding the procedure for nominating such individuals, including the right of the Issuer to conduct background and other eligibility checks, and provides for the Issuer’s indemnification of those directors in the ordinary course.

Support Agreement

On January 25, 2024, the Issuer entered into a support agreement with Osprey, which includes an undertaking from Osprey to support the Shareholder Approval, as well as the potential de-listing of the Ordinary Shares of the Issuer from the Nasdaq Global Market and the deregistration as an SEC-reporting company, subject to applicable conditions, should the requisite majority of shareholders elect to proceed with some form of take-private transaction in the future.

Other

The Reporting Persons acquired the securities reported herein for investment purposes and intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including but not limited to the Issuer’s financial position and strategic direction, price levels of the Ordinary Shares, conditions in the securities markets, various laws and regulations applicable to the Issuer and companies in its industry and the Reporting Persons’ ownership in the Issuer, and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D. Without limiting the foregoing, the Reporting Persons may, from time to time, acquire or cause affiliates to acquire additional Ordinary Shares or other securities of the Issuer (including any combination or derivative thereof), dispose, or cause affiliates to dispose, of some or all of their Ordinary Shares or other securities of the Issuer or continue to hold, or cause affiliates to hold, Ordinary Shares or other securities of the Issuer (or any combination or derivative thereof).

In addition, without limitation, the Reporting Persons have and intend to continue to engage from time to time in discussions with management or the board of directors of the Issuer about its business, operations, strategy, plans and prospects. In addition, without limitation, the Reporting Persons may engage in discussions with management, the board of directors of the Issuer, stockholders or other security holders of the Issuer and other relevant parties or take other actions concerning any extraordinary corporate transaction (including, but not limited to, a merger, reorganization or liquidation), a sale or transfer of a material amount of assets, a change in the board of directors or management, a material change in the capitalization or dividend policies, other material changes in the Issuer’s business or corporate structure, changes in the Issuer’s charter, bylaws or other actions that may impede the acquisition of control, de-listing or de-registration of the Issuer, or similar actions.

Except as set forth herein, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons have no present plans, proposals or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Although the foregoing reflects activities presently contemplated by the Reporting Persons, the foregoing is subject to change at any time.

Item 5. Interest in Securities of the Issuer

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 6 is incorporated by reference in its entirety into this Item 5.

– (b) The Reporting Persons may be deemed to beneficially own 155,777,987 Ordinary Shares, or 41.3% of the Ordinary Shares as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Calculations of beneficial ownership and voting power described herein are based on 378,418,620 Ordinary Shares of the Issuer outstanding as of January 26, 2024, following the closing of the Transactions (as defined below), as set forth in the Issuer’s Report on Form 6-K, filed with the Securities and Exchange Commission (the “SEC”) on January 26, 2024.

Osprey directly holds 155,777,897 Ordinary Shares, all of which may be deemed beneficially owner by the Reporting Persons.

(c) Except as otherwise disclosed herein, none of the Reporting Persons have effected any transaction in Ordinary Shares during the past 60 days.

(d) No person other than the Reporting Persons disclosed in this Schedule 13D is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares subject to this Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses to Item 3 and Item 4 of this Schedule 13D are incorporated herein by reference.

As disclosed by the Issuer via a Report on Form 6-K filed with the SEC on January 26, 2024, the Issuer entered definitive agreements with a steering committee (the “Steering Committee”) comprised of noteholders holding approximately 26.0% of the outstanding indebtedness under the Indenture between the Issuer and Wilmington Trust, National Association, as trustee (“Trustee”), dated as of October 27, 2022 (the “Existing Indenture”), with respect to $147.5 million principal amount of 6.00% Convertible Senior Notes due 2026 (the “2026 Notes”), and Osprey Investments Limited (“Osprey Investments”), the investor under the strategic financing arrangements announced by the Issuer on June 27, 2023 and August 1, 2023, as further described below (the “Original Osprey Investment Arrangements”), to restructure the 2026 Notes (the “Note Restructuring”). Under the Note Restructuring, the Issuer exchanged (i) $132.8 million of the outstanding 2026 Notes held by the participating holders for warrants to acquire Ordinary Shares and new 6.00% senior secured notes due 2029 (the “2029 Notes”), and (ii) $14.7 million of the outstanding 2026 Notes held by Kibbutz Holding S.a.r.l., a Luxembourg private limited company whose registered address is 5 rue Guillaume J Kroll, I-1882 Luxembourg, Luxembourg (“Kibbutz” and, such notes, the “Kibbutz Notes”) for certain new debt and equity instruments of the Issuer (as further described below). In conjunction with the Note Restructuring, Osprey Investments and Osprey agreed to (i) purchase $28.0 million of Ordinary Shares at a price of $0.20 per share, (ii) convert some of its existing convertible debt into equity of the Issuer, and (iii) acquire the option to invest up to $20.0 million in additional funds at a price of $0.10 per share together with the participating holders of the 2026 Notes (the “New Osprey Investment Arrangements”). The Issuer is also seeking to raise an additional $20.0 million from investors (the “Incremental Fundraise” and, together with the Note Restructuring and the New Osprey Investment Agreements, the “Transactions”).

Certain elements of the Transactions are subject to approval by the Issuer’s shareholders at a general meeting to be convened by the Issuer to seek shareholder authority for the issuance of a sufficient number of new Ordinary Shares of the Issuer, on a non-pre-emptive basis, to give effect to the Transactions (the “Shareholder Approval”). The Issuer currently expects such general meeting to be convened by March 31, 2024.

Original Osprey Investment Arrangements

Under the Original Osprey Investment Arrangements, Osprey Investments entered into certain strategic debt and equity investment arrangements with the Issuer, Kibbutz, and Selina Management Company UK Ltd (the “Borrower”), a subsidiary of the Issuer, providing for the issuance of (i) $15.6 million in aggregate principal amount of secured convertible notes and (ii) an aggregate of 10,370,371 private warrants. The source of funds for such purchases for Osprey Investments was working capital.

On June 26, 2023, the Issuer entered into the first tranche of such arrangements, providing (i) $10 million in funding under a secured convertible promissory note issued by the Borrower, in the principal amount of $11,111,111, entered into on June 26, 2023 (the “June Note”) and (ii) 7,407,408 private warrants to acquire Ordinary Shares, with a five-year term and an exercise price of $1.50 per share (the “June Warrants”). On July 31, 2023, the Issuer entered into the second tranche, providing (i) an additional $4.0 million in funding under a secured convertible promissory note issued by the Borrower, in the principal amount of $4,444,444, entered into on July 31, 2023 (the “July Note” and, together with the June Note, the “Original Osprey Notes”) and (ii) 2,962,963 private warrants to acquire Ordinary Shares, with a five-year term and an exercise price of $1.50 per share (the “July Warrants” and, together with the June Warrants, the “Original Osprey Warrants”). The Original Osprey Notes were each issued at an original issue discount of 10.0%. The material terms of the Original Osprey Notes and the Original Osprey Warrants are described in more detail in the Reports on Form 6-K filed by the Issuer with the SEC on June 27, 2023 (with respect to the June Note and the June Warrants) and on August 1, 2023 (with respect to the July Note and the July Warrants).

Note Restructuring

As part of the Note Restructuring, the Issuer and the participating holders of the 2026 Notes entered into exchange agreements (each, an “Exchange Agreement”) under which the participating noteholders have been or will be issued, for each $1,000.00 principal amount of 2026 Notes exchanged, (i) warrants to purchase 2,409 Ordinary Shares of the Issuer at an exercise price equal to the nominal value per Ordinary Share (currently $0.005064 rounded to six decimal places), subject to Shareholder Approval and adjustment as set out in the applicable warrant agreement, and (ii) $600.00 principal amount of the 2029 Notes. Excluding the Kibbutz Notes, the Issuer will be required to issue an aggregate of (a) warrants which, subject to Shareholder Approval, would be exercisable for a maximum of 262,674,790 Ordinary Shares of the Issuer, and (b) 2029 Notes in an aggregate principal amount of $65,412,000. A portion of the indebtedness evidenced by the 2026 Notes to be exchanged for 2029 Notes will, as part of the Exchange Agreements, be credited against the exercise price of the warrants on a pre-paid basis.

The Exchange Agreements include an undertaking from the participating holders of the 2026 Notes to support the Shareholder Approval as well as the potential de-listing of the Ordinary Shares of the Issuer from the Nasdaq Global Market and the deregistration as an SEC-reporting company, subject to applicable conditions, should the requisite majority of shareholders elect to proceed with some form of take-private transaction in the future.

Exchange of Kibbutz Notes and Associated Warrants and New Osprey Note

On January 25, 2024, Kibbutz entered into an exchange agreement (the “Kibbutz Exchange Agreement”) with the Issuer and Osprey, whereby $4.7 million of the Kibbutz Notes were exchanged for 23,500,000 Ordinary Shares of the Issuer, at a conversion price of $0.20 per share, issued directly to Osprey (the “Kibbutz Notes Shares”). The remaining $10.0 million of the Kibbutz Notes were exchanged for a new 6.00% secured convertible promissory note due 2029 (the “New Osprey Note”), issued directly to Osprey. The terms of the New Osprey Note are substantially similar to the 2029 Notes, except as follows: the New Osprey Note is (i) secured by a first ranking charge over the Selina IP, (ii) guaranteed by the same guarantors as under the Existing Osprey Notes, and (iii) may be converted into Ordinary Shares, subject to receipt of Shareholder Approval, at a price of $0.10 per share.

Pursuant to a warrant assignment agreement dated January 26, 2024 between Kibbutz and Osprey, the 426,044 warrants originally issued to Kibbutz as part of its investment in the 2026 Notes were assigned to Osprey.

New Subscription Agreements

On January 25, 2024, Osprey and the Issuer entered into two new subscription agreements providing for (i) the committed purchase by Osprey of $16.0 million of Ordinary Shares at a price of $0.20 per share, covering 80,000,000 Ordinary Shares (the “$16m Subscription” and, such shares, the “First Subscribed Shares”) and (ii) a further committed purchase of $12.0 million of Ordinary Shares at a price of $0.20 per share, covering 60,000,000 Ordinary Shares (the “$12m Subscription” and, such shares, the “Second Subscribed Shares”). On January 26, 2024, Osprey funded the $16m Subscription and the First Subscribed Shares were issued to Osprey. Pursuant to the terms of the $12m Subscription, Osprey funded $4.0 million of the Second Subscribed Shares on January 26, 2024 and 20,000,000 of the Second Subscribed Shares were issued to Osprey. The source of funds for such purchase by Osprey was working capital.

The remaining $8.0 million subscription amount under the $12m Subscription is payable by Osprey in future monthly instalments, subject to and following the Issuer receiving Shareholder Approval so as to enable the Issuer to issue a sufficient amount of Ordinary Shares to fulfil that subscription. The $12m Subscription requires the Issuer, through a subsidiary, Selina Ventures Holdings Ltd (“Selina Ventures”), to invest $4.0 million into FutureLearn, with $3.3 million paid upon closing of the $12m Subscription and the remainder due in two subsequent equal payments in accordance with the terms of the $12m Subscription. After the full $4.0 million investment in FutureLearn, the Issuer will hold an approximate 6.2% interest, which will be governed by the SHA. Under the SHA, Selina Ventures will have the benefit of limited protections regarding its shareholding in FutureLearn and the conduct of the FutureLearn business, which the Issuer considers customary for a minority shareholding of this nature. The net proceeds from the $12m Subscription, after the Issuer’s required investments in FutureLearn, are to be utilized by the Issuer for sales and marketing purposes and commercial costs to be agreed with Osprey.

In addition, pursuant to the $16m Subscription, Osprey has subscribed for and been issued new private warrants (the “January Warrants”) to acquire 380,677,338 Ordinary Shares, at an exercise price equal to the nominal value per share, subject to adjustment as set out in the warrant agreement.

Partial Conversion of Original Osprey Notes

Pursuant to the terms of the Original Osprey Notes, Osprey Investments had the right to convert $4.0 million (the “Converted Principal”) of the indebtedness owing under the July Note into Ordinary Shares prior to November 1, 2027. Osprey Investments exercised such right on January 26, 2025 and designated Osprey as the recipient of the underlying Ordinary Shares. Accordingly, Osprey was issued 20,000,000 new Ordinary Shares at a subscription price of $0.20 per share. As a result of the conversion of the Converted Principal, $0.4 million of the July Note remains outstanding. No portion of the June Note was converted at Closing, and $11.1 million principal amount remains outstanding.

In connection with such partial conversion, the Issuer and Osprey amended the terms of each of the Original Osprey Notes on January 25, 2024 as follows:

(i).	Each of the Original Osprey Notes was re-issued directly to Osprey as holder of such notes.

(ii).	The maturity date of each of the Original Osprey Notes has been extended to November 1, 2029.

(iii).	The interest payable under the Original Osprey Notes, which has been accruing to date at a rate of 12% per annum, will now accrue and be payable in kind through maturity.

(iv).

Osprey’s existing put option under each of the Original Osprey Notes, pursuant to which Osprey had the right to require the borrower to repay each of the Original Osprey Notes after the third anniversary of each note has been removed.

(v).	The one-year restriction on Osprey’s right to convert the remaining indebtedness under Original Osprey Notes into equity has been removed.

(vi).	The conversion pricing in respect of each of the Original Osprey Notes has been reduced to $0.10 per Ordinary Share, subject to receipt of Shareholder Approval necessary to issue such Ordinary Shares.

Original Osprey Warrants Amendment and New Warrants

On January 25, 2024, the terms of the Original Osprey Warrants were also amended to reduce the exercise price equal to the nominal value per share and remove the one-year lock-up period applicable to such warrants. It is expected that Osprey Investments exercised those warrants shortly after the Closing. Osprey was also designated the new holder of the such warrants.

In connection with the partial conversion of the Original Osprey Notes described above, Osprey received warrants to acquire 1,481,482 Ordinary Shares (the “Note Warrant Shares”) at an exercise price equal to the nominal value per share. Osprey exercised such warrants on January 26, 2024 and was issued the Note Warrant Shares.

As described above, Osprey has also subscribed for and been issued the January Warrants, that entitle Osprey to acquire 380,677,338 additional Ordinary Shares. The source of funds for such purchase was working capital of Osprey. Osprey’s right to exercise such warrants is subject to the Shareholder Approval. It is expected that Osprey will exercise the January Warrants upon receipt of the Shareholder Approval.

Future Funding Letter

On January 25, 2024, the Issuer entered into a future funding letter (the “Option Letter”) with Osprey and the investors listed therein (the “Investors”), granting Osprey the option (the “Osprey Equity Option”) to purchase up to $20.0 million of Ordinary Shares at a purchase price of $0.10 per share, pursuant to one or more subscription agreements to be entered into on terms substantially similar in form to the subscription agreement governing the $16m Subscription. The Osprey Equity Option is exercisable for a period of 12 months until January 25, 2027, subject to the Shareholder Approval. The Investors have a right of participation in the Osprey Equity Option, pro-rata to their shareholdings and on a pari passu basis, so long as they remain shareholders of the Issuer.

Fee Letter

On January 25, 2024, Osprey and the Issuer also entered into a fee letter relating to approximately $2.0 million in fees (the “Fee”) for underwriting, commercial and other services rendered to the Issuer by Osprey or its affiliates prior to closing of the Transactions. Payment of the Fee is due upon Osprey’s exercise of the January Warrants and warrants to acquire 11,851,853 Ordinary Shares and will be settled by means of a set-off against the exercise price such warrants.

Put and Call Option Agreements

On January 25, 2024, Osprey entered into a series of put and call option agreements with Osprey Investments and Laketama Limited (“Laketama”), with respect to the $16m Subscription, the $12m Subscription, the New Osprey Note, the Kibbutz Notes Shares, the Osprey Equity Option, the Original Osprey Notes, and the Original Osprey Warrants. In each case, the call option agreements grant to Laketama the right to call from Osprey up to 50% of the securities covered by such agreement. In each case, the put option agreements grant Osprey the right to put back to Laketama up to 50% of the securities covered by such agreement. Each of the agreements is not exercisable until the earlier of (i) 10 months from the date of the agreement or (ii) the occurrence of a Selina Insolvency Event. Selina Insolvency Event is defined as “the occurrence or the entry into any of the following in respect of Selina PLC: (a) winding up, bankruptcy, dissolution, liquidation, receivership, administration or similar proceedings; or (b) the appointment of a liquidator, receiver, administrative receiver, administrator, compulsory manager or other similar officer”.

Investors Rights Agreement

As described above, the Issuer and Osprey entered into the IRA on January 25, 2024, with respect to the Original Osprey Notes, the $16m Subscription, and the $12m Subscription, granting Osprey certain director nomination rights.

Registration Rights Agreement

On January 25, 2024, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) with Osprey, providing for registration rights of certain Registrable Securities (as defined in the Registration Rights Agreement), including the (a) First Subscribed Shares, (b) Second Subscribed Shares, (c) Ordinary Shares underlying the January Warrants, (d) Ordinary Shares underlying the Original Osprey Notes, (e) Note Warrant Shares, (f) Ordinary Shares underlying the New Osprey Note, and (g) Ordinary Shares underlying the Original Osprey Warrants.

Item 7. Material to Be Filed as Exhibits

1.	Joint filing agreement by and among the Reporting Persons.

2.

The subscription agreement ($12 million) entered into between the Issuer and Osprey, dated January 25, 2024 (incorporated by reference from the Issuer’s Form on 6-K filed with the SEC on January 26, 2024).

3.

The subscription agreement ($16 million) entered into between the Issuer and Osprey, dated January 25, 2024 (incorporated by reference from the Issuer’s Form on 6-K filed with the SEC on January 26, 2024).

4.

The amendment to the Secured Convertible Promissory Note dated June 26, 2023 entered into between, among others, the Issuer and Osprey (incorporated by reference from the Issuer’s Form on 6-K filed with the SEC on January 26, 2024).

5.

The amendment to the Secured Convertible Promissory Note dated July 31, 2023 entered into between, among others, the Issuer and Osprey (incorporated by reference from the Issuer’s Form on 6-K filed with the SEC on January 26, 2024).

6.

The new Warrant Agreement dated January 25, 2024, entered into between, among others, the Issuer and Osprey (incorporated by reference from the Issuer’s Form on 6-K filed with the SEC on January 26, 2024).

7.

The amendment to the Existing Warrant Agreement dated July 31, 2023 by entered into between the Issuer, Kibbutz and Osprey (incorporated by reference from the Issuer’s Form on 6-K filed with the SEC on January 26, 2024).

8.

The Note Exchange Agreement dated January 25, 2024 relating to the 2026 convertible loan note entered into between the Issuer, Osprey and Kibbutz (incorporated by reference from the Issuer’s Form on 6-K filed with the SEC on January 26, 2024).

9.

The Future Funding Letter dated January 25, 2024 in relation to future equity investments in the Issuer, among the Issuer, the consenting Noteholders and Osprey (incorporated by reference from the Issuer’s Form on 6-K filed with the SEC on January 26, 2024).

10.

The 2029 secured convertible promissory note dated January 26, 2024 entered into between, among others, the Issuer and Osprey (incorporated by reference from the Issuer’s Form on 6-K filed with the SEC on January 26, 2024).

11.	The investor’s rights agreement dated January 25, 2024 entered into between the Issuer and Osprey (incorporated by reference from the Issuer’s Form on 6-K filed with the SEC on January 26, 2024).

12.	The registration rights agreement dated January 25, 2024 entered into between the Issuer and Osprey (incorporated by reference from the Issuer’s Form on 6-K filed with the SEC on January 26, 2024).

13.

Fee letter relating to underwriting, commercial and other services rendered to the Issuer by Osprey or its affiliates, dated January 25, 2024 (incorporated by reference from the Issuer’s Form on 6-K filed with the SEC on January 26, 2024).

14.	Warrant assignment agreement dated January 26, 2024 between Kibbutz and Osprey.

15.	Support agreement dated January 25, 2024 between the Issuer and Osprey.

16.	Call option agreement dated January 25, 2024 among Osprey, Osprey Investments, and Laketama (12m Subscription).

17.	Call option agreement dated January 25, 2024 among Osprey, Osprey Investments, and Laketama (16m Subscription).

18.	Call option agreement dated January 25, 2024 among Osprey, Osprey Investments, and Laketama (New Osprey Note).

19.	Call option agreement dated January 25, 2024 among Osprey, Osprey Investments, and Laketama (Kibbutz Notes Shares).

20.	Call option agreement dated January 25, 2024 among Osprey, Osprey Investments, and Laketama (Osprey Equity Option).

21.	Call option agreement dated January 25, 2024 among Osprey, Osprey Investments, and Laketama (Original Osprey Notes).

22.	Call option agreement dated January 25, 2024 among Osprey, Osprey Investments, and Laketama (Original Osprey Warrants).

23.	Put option agreement dated January 25, 2024 among Osprey, Osprey Investments, and Laketama (12m Subscription).

24.	Put option agreement dated January 25, 2024 among Osprey, Osprey Investments, and Laketama (16m Subscription).

25.	Put option agreement dated January 25, 2024 among Osprey, Osprey Investments, and Laketama (New Osprey Note).

26.	Put option agreement dated January 25, 2024 among Osprey, Osprey Investments, and Laketama (Kibbutz Notes Shares).

27.	Put option agreement dated January 25, 2024 among Osprey, Osprey Investments, and Laketama (Osprey Equity Option).

28.	Put option agreement dated January 25, 2024 among Osprey, Osprey Investments, and Laketama (Original Osprey Notes).

29.	Put option agreement dated January 25, 2024 among Osprey, Osprey Investments, and Laketama (Original Osprey Warrants).

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2024

Osprey International Limited

By:	/s/ Giorgos Georgiou
	Name:	Giorgos Georgiou
	Title:	Director

Newbridge Associates Limited

By:	/s/ Valery Kisilevsky
	Name:	Valery Kisilevsky
	Title:	Director

Riverhead Ventures Limited

By:	/s/ Valery Kisilevsky
	Name:	Valery Kisilevsky
	Title:	Director

The Heritage Trust

By:	Trust Corporation of the Channel Islands as sole trustee

By:	/s/ Paul Buckle
	Name:	Paul Buckle
	Title:	Director

Trust Corporation of the Channel Islands

By:	/s/ Paul Buckle
	Name:	Paul Buckle
	Title:	Director

Trust Corporation International Limited

By:	/s/ Michael Betley
	Name:	Michael Betley
	Title:	Director

Ocorian Financial Services Group

By:	/s/ Michael Betley
	Name:	Michael Betley
	Title:	Director

Bramley Interco Limited

By:	/s/ Brendan Dowling
	Name:	Brendan Dowling
	Title:	Director

Bramley Topco Limited

By:	/s/ Gavin James
	Name:	Gavin James
	Title:	Director

Orthrus Limited

By:	/s/ Brendan Dowling
	Name:	Brendan Dowling
	Title:	Director

Stanford BidCo Limited

By:	/s/ Brendan Dowling
	Name:	Brendan Dowling
	Title:	Director

Standford MidCo Limited

By:	/s/ Brendan Dowling
	Name:	Brendan Dowling
	Title:	Director

Stanford HoldCo Limited

By:	/s/ Nicholas Cawley
	Name:	Nicholas Cawley
	Title:	Diretor